FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! Announces Board Changes

BEIJING, July 28, 2009 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced the resignation from the Board, effective at the end of last week, of four directors, Mr. Qindai Wang, Mr. Songzuo Xiang, Mr. Thomas Ng and Mr. Shudan Zhang.

Concurrently, the Company is pleased to announce the appointment of Mr. Tianqiao Chen, Ms. Grace Wu, Mr. Haibin Qu and Mr. Haifa Zhu to the Hurray! Board of Directors, with immediate effect.

The foregoing board changes are made pursuant to the terms of the Tender Offer Agreement dated as of June 8, 2009 by and among the Company, Shanda Music Group Limited and Shanda Interactive Limited (“Shanda”).

Mr. Tianqiao Chen, one of the co-founders of Shanda, has served as the chairman of the board of directors and chief executive officer of Shanda since its inception in December 1999. From 1998 to 1999, Mr. Chen served as the deputy director of the office of the president of Kinghing Trust & Investment Co., Ltd. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Chen serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange. Mr. Chen holds a bachelor’s degree in economics from Fudan University.

Grace Wu has served as Shanda’s senior vice president since April 2008, chief financial officer since November 2007 and a director since December 2007. Ms. Wu previously served as Shanda’s vice president from November 2007 to March 2008 and vice president of strategic investments from October 2007 to November 2007. Prior to joining Shanda, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.

Haibin Qu has served as Shanda’s senior executive vice president since August 2005. Mr. Qu previously served as Shanda’s senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining Shanda, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.

Haifa Zhu has served as chief investment officer and senior vice president of Shanda since April 2008. Mr. Zhu previously served as Shanda’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001. Mr. Zhu holds a master’s degree in business administration and a bachelor’s degree from Fudan University.

Dr. Songzuo Xiang, Chief Executive Officer of Hurray!, commenting on the changes, stated, “Hurray! welcomes Mr. Tianqiao Chen, Ms. Grace Wu, Mr. Haibin Qu and Mr. Haifa Zhu and looks forward to their valuable contribution to achieve synergies going forward and strengthen Hurray!’s position as one of the leaders in digital entertainment.”

Mr. Tianqiao Chen, Chairman of the Board of Shanda, commented, “We sincerely thank Mr. Qindai Wang, Mr. Songzuo Xiang, Mr. Thomas Ng and Mr. Shudan Zhang for their valued contribution in the past, and wish them well in their future business endeavors.”

About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, Secular Bird and Seed Music. The Company, through Fly Songs, also organizes concerts and other music events in China.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services

Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes”, “future” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; the ability of Hurray! to avoid disruptions to its business caused by changes in the board; the ability of Hurray! to recruit and retain suitable board members; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual reports on Form 20-F. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:
Christina Low
Investor Relations Officer
Tel: 8610-84555532
IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Songzuo Xiang
	Name:	Songzuo Xiang
	Title:	Chief Executive Officer

Date: July 29, 2009